UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Advent/Claymore Enhanced Growth & Income Fund
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

00765E104
(CUSIP Number)

ADAM W. FINERMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 27, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00765E104

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 401,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 401,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 401,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 00765E104

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 334,298
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 334,298
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 334,298
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 00765E104

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 737,098
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 737,098
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 737,098
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00765E104

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 737,098
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 737,098
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 737,098
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00765E104

1	NAME OF REPORTING PERSON BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 112,686
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 112,686
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,686
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00765E104

1	NAME OF REPORTING PERSON BENCHMARK PLUS MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 112,686
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 112,686
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,686
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00765E104

1	NAME OF REPORTING PERSON ROBERT FERGUSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 112,686
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 112,686
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,686
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00765E104

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by WIHP, WITRP and WILLC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 401,300 Shares owned directly by WIHP is approximately $3,348,601, including brokerage commissions.  The aggregate purchase price of the 334,298 Shares owned directly by WITRP is approximately $2,683,084, including brokerage commissions.  The aggregate purchase price of the 1,500 Shares owned directly by WILLC is approximately $13,378, including brokerage commissions.

The Shares purchased by BPIP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 112,686 Shares owned directly by BPIP is approximately $853,644, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following information:

On April 27, 2016, Western Investment LLC (“WILLC”) delivered a letter to the Issuer submitting, pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, a proposal (the “14a-8 Proposal”) for inclusion in the Issuer’s proxy materials for the Issuer’s 2016 Annual Meeting of shareholders (the “Annual Meeting”) and to be voted on at the Annual Meeting.  WILLC is proposing that the Board take the necessary steps to declassify the Board so that all trustees are elected on an annual basis.  Such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected trustees.  On April 27, 2016, WILLC also delivered substantially the same proposal under Rule 14a-8 to the Issuer’s two sister funds: Advent Claymore Convertible Securities and Income Fund (AVK) and Advent Claymore Convertible Securities & Income Fund II (AGC).  The text of the 14a-8 Proposal delivered to the Issuer is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 13,603,025 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2015, as reported in the Issuer’s Annual Report to Stockholders on Form N-CSR, filed with the Securities and Exchange Commission on January 8, 2016.

CUSIP NO. 00765E104

A.	WIHP

(a)	As of the close of business on April 27, 2016, WIHP beneficially owned 401,300 Shares.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 401,300
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 401,300
4. Shared power to dispose or direct the disposition: 0

(c)	WIHP has not entered into any transactions in the Shares during the past 60 days.

B.	WITRP

(a)	As of the close of business on April 27, 2016, WITRP beneficially owned 334,298 Shares.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 334,298
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 334,298
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by WITRP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	WILLC

(a)
As of the close of business on April 27, 2016, WILLC directly owned 1,500 Shares. WILLC, as the general partner of WIHP and WITRP, may be deemed the beneficial owner of the (i) 401,300 Shares owned by WIHP and (ii) 334,298 Shares owned by WITRP.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 737,098
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 737,098
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in Shares by WILLC and WITRP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Mr. Lipson

(a)	Mr. Lipson, as the managing member of WILLC, may be deemed the beneficial owner of the (i) 1,500 Shares owned by WILLC, (ii) 401,300 Shares owned by WIHP and (iii) 334,298 Shares owned by WITRP.

Percentage: Approximately 5.4%

CUSIP NO. 00765E104

(b)	1. Sole power to vote or direct vote: 737,098
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 737,098
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Lipson has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by WILLC and WITRP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	BPIP

(a)	As of the close of business on April 27, 2016, BPIP beneficially owned 112,686 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 112,686
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 112,686
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by BPIP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	BPM

(a)	BPM, as the managing member of BPIP, may be deemed the beneficial owner of the 112,686 Shares owned by BPIP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 112,686
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 112,686
4. Shared power to dispose or direct the disposition: 0

(c)
BPM has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by BPIP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

G.	Mr. Ferguson

(a)	Mr. Ferguson, as a managing member of BPM, may be deemed the beneficial owner of the 112,686 Shares owned by BPIP.

Percentage: Less than 1%

CUSIP NO. 00765E104

(b)	1. Sole power to vote or direct vote: 112,686
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 112,686
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Ferguson has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by BPIP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following Exhibit:

99.1	Rule 14a-8 Proposal delivered to the Issuer on April 27, 2016

CUSIP NO. 00765E104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2016	WESTERN INVESTMENT HEDGED PARTNERS L.P.

	By:	Western Investment LLC
General Partner

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT LLC

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON

CUSIP NO. 00765E104

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Manager

BENCHMARK PLUS MANAGEMENT, L.L.C.

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Manager

/s/ Robert Ferguson
ROBERT FERGUSON

CUSIP NO. 00765E104

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Date of Purchase/Sale	Shares of Common Stock Purchased/(Sold)	Price Per Share($)

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
04/13/2016	1,000	8.2940

WESTERN INVESTMENT LLC
04/13/2016	1,000	8.2985

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
03/02/2016	400	7.8985
03/03/2016	8,394	7.9396
03/11/2016	560	8.1464
03/14/2016	500	8.1085
03/15/2016	4,253	8.0556
03/16/2016	3,000	8.1188
03/17/2016	1,642	8.1109
03/18/2016	2,900	8.1022
03/21/2016	1,801	8.1241
03/22/2016	800	8.1435
03/24/2016	979	8.0986